    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2003

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              SPARTECH CORPORATION
             (Exact name of registrant as specified in its charter)

                         DELAWARE                                                   43-0761773
     (State or other jurisdiction of incorporation or                    (IRS Employer Identification No.)
                       organization)

           120 SOUTH CENTRAL AVENUE, SUITE 1700                                  JEFFREY D. FISHER
                  CLAYTON, MISSOURI 63105                               VICE PRESIDENT AND GENERAL COUNSEL
                      (314) 721-4242                                           SPARTECH CORPORATION
    (Address, including zip code, and telephone number,                120 SOUTH CENTRAL AVENUE, SUITE 1700
                         including                                            CLAYTON, MISSOURI 63105
  area code, of registrant's principal executive offices)                         (314) 721-4242
                                                             (Name, address, including zip code, and telephone number,
                                                                    including area code, of agent for service)

                             ---------------------
                                   COPIES TO:

                  DAVID W. BRASWELL, ESQ.                                    ANDREW D. SOUSSLOFF, ESQ.
                  ARMSTRONG TEASDALE LLP                                      SULLIVAN & CROMWELL LLP
            ONE METROPOLITAN SQUARE, SUITE 2600                                  125 BROAD STREET
                 ST. LOUIS, MISSOURI 63102                                   NEW YORK, NEW YORK 10004
                      (314) 621-5070                                              (212) 558-4000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                    AMOUNT         AGGREGATE OFFERING       AGGREGATE           REGISTRATION
         SECURITIES TO BE REGISTERED            TO BE REGISTERED    PRICE PER UNIT(2)      OFFERING PRICE           FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Primary Offering:
Common stock, par value $.75 per share(1)....     6,000,000 shares        $23.60          $141,570,000.00              $11,453.01
---------------------------------------------------------------------------------------------------------------------------------
Secondary Offering:
Common stock, par value $.75 per share(1)....     5,382,836 shares        $23.60          $127,008,015.42               $1,160.15
---------------------------------------------------------------------------------------------------------------------------------
Total:.......................................    11,382,836 shares        $23.60          $268,578,015.42              $12,613.16
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Each share of common stock includes one preferred share purchase right as described under "Description of Capital Stock."
(2) Average of the high and low trading prices of the common stock reported in the consolidated reporting system as of October 9, 2003, a date within five business days prior to the date of filing of the registration statement.
(3) The registration fee is calculated pursuant to Rule 457(c) and reflects an aggregate offset of $9,114.80 pursuant to Rule 457(p) for filing fees previously paid in connection with Registration Statements on Form S-8 filed by the registrant as follows: (i) Registration Statement No. 333-30878 filed February 22, 2000, as amended October 10, 2003 ($3,229.05); and (ii) Registration Statement No. 333-60316 filed May 7, 2001, as amended October 10, 2003 ($5,885.75).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION. DATED OCTOBER 14, 2003.


(SPARTECH CORPORATION      11,382,836 SHARES
LOGO)                     SPARTECH CORPORATION
                              COMMON STOCK

                             ---------------------

     We may from time to time sell up to 6,000,000 shares of our common stock, and the selling stockholder identified in this prospectus may from time to time sell up to 5,382,836 shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

     We and the selling stockholder may from time to time offer and sell our respective shares of common stock in the same offering or in separate offerings, to or through underwriters and also to other purchasers or through agents. For additional information on the methods of sale, you should refer to "Plan of Distribution" beginning on page 11. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

     This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide the specific terms of each offering in a supplement to this prospectus. This prospectus may not be used to offer and sell our common stock unless it is accompanied by a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol "SEH". The last reported sale price of the common stock on October 13, 2003 was $24.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                       Prospectus dated           , 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About Spartech..............................................    1
Risk Factors................................................    2
Forward-Looking Statements..................................    6
Recent Developments.........................................    6
Use of Proceeds.............................................    7
Selling Stockholder.........................................    7
Description of Capital Stock................................    8
Plan of Distribution........................................   11
Validity of Common Stock....................................   13
Experts.....................................................   13
Where You Can Find More Information.........................   13
Reconciliation of a Non-GAAP Financial Measure..............   14

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this process, we and the selling stockholder described under the heading "Selling Stockholder" may sell shares of our common stock. Each time we or the selling stockholder sell shares of our common stock using this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

     The following is a summary of information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the applicable prospectus supplement carefully, including the risk factors beginning on page 2, together with additional information described under "Where You Can Find More Information" on page 13.

     In this prospectus "Spartech," "we," "us" and "our" refer to Spartech Corporation and its subsidiaries, unless the context requires otherwise.

                                 ABOUT SPARTECH

     We are a processor of thermoplastics and other plastic materials. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, and injection molded and profile extruded products. We have 47 operating facilities located throughout the United States and in Mexico, Canada and France, with annual production capacity of more than 1.2 billion pounds. We sell our products to over 7,000 customers in a broad range of end markets.

     Plastics processing is a growing segment of the plastics industry, partly due to the continuing substitution of plastics for traditional materials such as wood, metal, paper and fiberglass. We have created the term Product Transformations to describe our identification and development of new applications for the transition of products from traditional materials into higher performing, less expensive and recyclable thermoplastics.

     Product Transformations have been a key factor contributing to our growth and we expect this trend to continue. We have further capitalized on this trend by developing our own new proprietary products that we call Alloy Plastics, which combine advanced engineered thermoplastic compounds and additives with many new manufacturing techniques implemented by our experienced operating personnel.

     We provide value through formulation and processing technology, cost efficient operations, a broad range of problem-solving products and capabilities, and locations within close proximity to our customers' manufacturing facilities. Our production facilities are organized into three business segments for reporting purposes based on the products manufactured:

     - Custom Sheet & Rollstock;

     - Color & Specialty Compounds; and

     - Molded & Profile Products.

     Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our web site address is http://www.spartech.com. Information contained on our web site is not part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR OPERATING PROFITS.

     Our continued profitability depends on our ability to compete effectively. Our industry is competitive in several ways:

     - The plastics processing segment of the plastics industry is characterized by a large number of companies and by periodic oversupply of base commodity resins, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet our competitors' prices but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our operating profits could be reduced or we could incur writedowns to inventory values.

     - Because plastics processors are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could also reduce our profitability.

     - We may experience increased competition from companies offering products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers, sales volume and operating profits.

     - Some of our customers may be or may become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and operating profits.

LARGE OR RAPID INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY COULD MATERIALLY AND ADVERSELY AFFECT OUR SALES AND OPERATING PROFITS.

     - The costs of raw materials used in our manufacturing processes represented approximately 66% of cost of goods sold in fiscal 2002. These raw materials include commodity resins, the prices of which are sensitive to changes in supply and demand conditions within the commodity resins market, and fluctuations in petroleum and natural gas prices. Prices for these raw materials could change significantly in a short period of time. For example, price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during the second quarter of 2003. In the event of rapid increases in resin prices, we may be unable to pass the increases through to our customers in full, which would reduce our operating margin.

     - In addition, any significant cost increases or major disruptions in the availability to our suppliers of petroleum or natural gas, which are the principal feedstocks for commodity resins, could adversely impact the cost and availability of the resins used in our manufacturing process.

     - Even if we were able to pass increases in resin prices through to our customers, higher plastics prices may make our products and our customers' products less competitive with substitute products made from other plastics, or from non-plastic materials such as metal, fiberglass, paper or wood.

     Any of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profits.

WE OPERATE IN CYCLICAL MARKETS AND HAVE EXPOSURE TO ECONOMIC DOWNTURNS.

     Our products are sold in a number of end markets which tend to be sensitive to underlying economic conditions. Much of our revenues are generated from customers in manufacturing sectors such as mass transportation, automotive, building and construction, or other consumer oriented markets which are sensitive to underlying economic conditions. A prolonged downturn in these sectors could continue to have a negative effect on our sales and operating profits.

A DECREASE IN OUR NET SALES COULD REDUCE OUR OPERATING PROFITS AND IMPAIR OUR ABILITY TO REALIZE OUR BUSINESS STRATEGY, WHICH COULD REDUCE OUR ABILITY TO GENERATE CASH TO FURTHER INVEST IN OUR OPERATIONS AND SUPPORT OUR CUSTOMER BASE.

     During fiscal 2001 and fiscal 2002, we experienced a decrease in net sales from the prior years of 5% and 4%, respectively. This decrease in net sales, led by the slowdown in volume sold to the aerospace, automotive, manufactured housing, and mass transit markets, resulted in lower operating margins and return on equity ratios. If we were to experience further declines in revenue, our operating profits and return on equity would be further adversely affected. This would impair our ability to generate the operating cash flow needed to finance and expand our operations and make the acquisitions needed to realize our business strategy. If we are unable to successfully execute our business strategy, we could experience a decline in our customer base and a reduction in value generated for our stockholders.

OUR INABILITY TO SATISFY DEBT COVENANT REQUIREMENTS COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND PAY DIVIDENDS.

     Our current credit facilities contain affirmative and negative covenants, including restrictions on incurring additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain financial ratios and net worth levels.

     Borrowings under our primary bank credit facility were $149.1 million as of August 2, 2003. At that date, the most restrictive borrowing covenant under the credit facility would have allowed additional borrowings of only $77.5 million. In addition, our combined payment of dividends on our common stock and the repurchase of common stock for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997.

     Our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

OUR HIGH LEVERAGE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND COULD HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

     We have funded our working capital requirements primarily with cash generated from operations and borrowings under our credit facilities. Our consolidated long-term indebtedness of approximately $226.0 million as of August 2, 2003 represented approximately 44% of our total debt plus total shareholders' equity. In addition to this indebtedness, we have $150.0 million in outstanding convertible preferred securities of Spartech Capital Trusts. Because we are highly leveraged, we may become unable to finance our operations with further borrowings under our current credit facilities or obtain borrowings under new credit facilities. If we are unable to obtain additional borrowings, we may have to fund our operations from the proceeds of additional issuances of our common stock. We cannot assure you that we will have access to the capital markets in the future, or that any future issuances of our common stock will not dilute the holdings of our existing stockholders or adversely affect the market price of our common stock.

OUR INABILITY TO MEET DEBT OBLIGATIONS WHEN DUE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS.

     Our cash from operations may not be sufficient to meet our debt obligations as they become due. Our access to the debt and equity markets is limited. Upon maturity of our debt obligations, if we were unable to repay the obligations out of operating cash flows or access the public or private capital markets for additional funds, we would not be able to meet the obligations. The inability to meet our debt obligations could reduce the amount of capital expenditures made or restrict or delay investments to secure new business. In addition, our inability to meet our debt obligations could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY, WHICH COULD IMPAIR OUR ABILITY TO EXPAND OUR SALES OPPORTUNITIES AND IMPROVE OUR OPERATING MARGINS.

     Acquiring businesses that complement or expand our operations has been and continues to be an important element of our growth strategy. Our annual revenue growth attributable to acquisitions fluctuates from year to year and from fiscal 1999 to fiscal 2002 was as high as 17%. This strategy depends on our ability to continue to identify and complete acquisitions. However, several factors may impair our ability to continue this strategy.

     - Some of our major competitors have or could initiate similar growth strategies, as the overall plastics processing segment continues to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

     - We have generally financed our acquisitions from bank borrowings, the placement of debt securities or the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all.

     If we are unable to make acquisitions, we may not be able to realize our growth strategy. If we are unable to successfully execute our growth strategy, our ability to enlarge our customer base, enter new markets, expand our product offerings and realize operating synergies will be impaired.

WE MAY NOT BE ABLE TO INTEGRATE ACQUISITIONS SUCCESSFULLY.

     Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations, which could have a material adverse effect on our business and results of operations. If we are unable to achieve the anticipated synergies, the interest and other expenses from our acquisitions could exceed the net income we derive from the acquired operations, which would reduce our net income.

OUR STOCK PRICE IS VOLATILE AND MAY DECLINE, IN PARTICULAR WHEN VITA INTERNATIONAL LIMITED DISPOSES OF SOME OR ALL OF ITS 18% OF OUR COMMON STOCK.

     The trading price of our common stock has fluctuated, ranging between $16.47 and $23.65 per share over the 12 months ended September 30, 2003. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

     - The sale by the selling stockholder, Vita International Limited, of some or all of its 18% of our common stock;

     - Variations in our quarter to quarter operating results;

     - Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

     - The relative size of our market capitalization;

     - The limited public float of our common stock; and

     - The low daily trading volume of our common stock relative to the number of outstanding shares.

OUR PRINCIPAL STOCKHOLDER COULD CONTINUE TO INFLUENCE OUR MANAGEMENT AND
POLICIES.

     Vita International Limited, a subsidiary of British Vita PLC, of Manchester, England, is the selling stockholder identified in this prospectus and is also currently our largest stockholder. Vita International currently holds approximately 18% of the outstanding shares of our common stock and may sell from time to time some or all of its shares. Currently one of our directors, Calvin J. O'Connor, is a director, officer and employee of British Vita and, unless he were to resign in the meantime, this representation will continue at least until our next annual stockholders meeting in March 2004.

     - So long as Vita continues to hold a large percentage of stock ownership and Vita's representation on the board continues, Vita could be in a position to influence our management and policies.

     - In addition, because our certificate of incorporation requires the favorable vote of the holders of 80% of our common stock to approve a business combination of Spartech with a 10% stockholder unless our board of directors approves the business combination before the other stockholder acquires its 10% ownership, Vita's current representation on our board of directors together with its current share ownership is sufficient to give it the power to block such a business combination. The ability to exercise this negative control is not limited by our stockholder rights agreement.

IF WE ARE REQUIRED TO PAY SUBSTANTIAL REMEDIATION COSTS OR FINES OR ARE UNABLE TO OBTAIN OR MAINTAIN REQUIRED REGULATORY OR ENVIRONMENTAL PERMITS, OUR OPERATING PROFITS COULD BE ADVERSELY IMPACTED AND WE MAY HAVE TO SUSPEND OPERATIONS AT OUR MANUFACTURING FACILITIES.

     We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of human health or the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations.

     If we were to violate these laws or regulations or discharge hazardous materials into the environment, we might have to pay substantial remediation costs or fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

IF WE VIOLATE THE FOOD AND DRUG ADMINISTRATION'S REGULATIONS WE MAY BE REQUIRED TO CEASE MANUFACTURING OR RECALL PRODUCTS.

     The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

YOU MAY HAVE NO EFFECTIVE REMEDY AGAINST ARTHUR ANDERSEN LLP IN CONNECTION WITH A MATERIAL MISSTATEMENT OR OMISSION IN OUR 2000 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     Arthur Andersen LLP, which audited our consolidated financial statements for fiscal years 2000 and 2001 incorporated by reference in this prospectus, was convicted on June 15, 2002 of federal obstruction of justice arising from the government's investigation of Enron Corp. As a result, you are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 and 2001 consolidated financial statements.

OUR INABILITY TO INCLUDE IN FUTURE REGISTRATION STATEMENTS FINANCIAL STATEMENTS FOR ONE OR MORE YEARS AUDITED BY ARTHUR ANDERSEN LLP OR TO OBTAIN ARTHUR ANDERSEN LLP'S CONSENT TO THE INCLUSION OF THEIR REPORT ON OUR 2000 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS MAY IMPEDE OUR ACCESS TO THE CAPITAL MARKETS.

     Should we seek to access the public capital markets in the future, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited consolidated financial statements for fiscal 2004 become available in the first quarter of 2005, the SEC's current rules would require us to present audited financial statements audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC were to cease to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless Ernst & Young LLP, our current independent public accountants, or another independent accounting firm were able to audit our 2000 and 2001 consolidated financial statements, which Arthur Andersen LLP originally audited.

     Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited consolidated financial statements for fiscal years 2000 and 2001, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those consolidated financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP's participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our consolidated financial statements for fiscal years 2000 and 2001 audited by Arthur Andersen LLP were to cease to satisfy the SEC's requirements or those statements were used in a prospectus but investors were not entitled to recovery against our auditors for material misstatements or omissions in them.

                           FORWARD-LOOKING STATEMENTS

     This prospectus also contains or incorporates by reference forward-looking statements. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described above, changes in the economy or the plastics industry in general, unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

                              RECENT DEVELOPMENTS

     In September 2003, Spartech and Franklin-Burlington Plastics, Inc., a subsidiary of Spartech in its Color & Specialty Compounds segment, were among approximately seventy companies served with a directive by the New Jersey Department of Environmental Protection, or NJDEP, to conduct an assessment of the natural resources that have been injured by discharges of hazardous substances at sites in the Lower Passaic River watershed and to implement an interim compensatory restoration of the natural resources that have been injured by such discharges. The directive states that if the companies do not agree to a remediation consent order, NJDEP may undertake the remediation with public funds and recover the remediation costs from the companies or, in certain circumstances, three times the costs, and subject the companies to penalties.

     In addition, the U.S. Environmental Protection Agency has begun an investigation relating to the Lower Passaic River involving many of the same companies, including Spartech and Franklin-Burlington. As a preliminary step the EPA asked the companies in September 2003 for contributions to help fund an initial environmental study of 17 miles of the Lower Passaic River, the cost of which the EPA estimates to be $20 million.

     While we endeavor to conduct all our operations in an environmentally conscientious manner and believe our contribution to the pollution of the Lower Passaic River to have been minimal, we are working with some of the other companies named in the NJDEP directive and the EPA investigation to coordinate our responses to these actions and to share some of the anticipated costs of responding. We believe it is likely that these proceedings will take several years to be resolved, and at the present time we cannot estimate either our eventual costs or the time over which those costs would be incurred.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale by us of our common stock under this prospectus for general corporate purposes or to finance acquisitions related to our business. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

                              SELLING STOCKHOLDER

     Vita International Limited, the selling stockholder, may from time to time offer and sell up to 5,382,836 shares of our common stock pursuant to this prospectus and the applicable prospectus supplement.

     The following table sets forth the beneficial ownership of the shares of our common stock owned by the selling stockholder both as of September 30, 2003 and assuming the sale of all shares being offered by Spartech and the selling stockholder. We do not currently know the exact number of shares that will be sold by Spartech and the selling stockholder.

                                                               MAXIMUM
                                      BENEFICIAL OWNERSHIP    NUMBER OF    BENEFICIAL OWNERSHIP
                                        BEFORE OFFERING       SHARES OF       AFTER OFFERING
                                      --------------------     COMMON      --------------------
                                      NUMBER OF   PERCENT    STOCK SOLD     NUMBER     PERCENT
NAME OF BENEFICIAL OWNER               SHARES     OF CLASS   IN OFFERING   OF SHARES   OF CLASS
------------------------              ---------   --------   -----------   ---------   --------
Vita International Limited..........  5,382,836     18.3%     5,382,836      None        None
  Oldham Road
  Middleton, Manchester
  M24 2DB England

     British Vita PLC, the parent company of the selling stockholder, has been represented on our board of directors since shortly after the selling stockholder acquired its first shares of Spartech in 1989. British Vita's current representative on our board of directors is Mr. Calvin J. O'Connor, who has served as a director of Spartech since 1998 and whose term as director expires in March 2004. Until his resignation on December 31, 2002, Mr. Roy Dobson served as a second representative of British Vita on our board of directors. We do not pay directors' fees to the representatives of British Vita on our board of directors, but we pay British Vita a fee for providing the services of its representatives. Through 2002, this fee was

$22,500 per quarter. In January 2003, we began paying British Vita the same fee we pay each of our other non-management directors, which is $2,250 per month plus $1,200 for each meeting attended.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 49,000,000 shares, of which 45,000,000 shares are common stock, par value $0.75 per share, and 4,000,000 shares are preferred stock, par value $1.00 per share.

     The following description summarizes material features of our authorized capital stock and is qualified by the full description of our capital stock and related rights set forth in our certificate of incorporation and bylaws and in our April 2, 2001 stockholder rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. Our capital stock is also subject to applicable laws of the State of Delaware, in which Spartech is incorporated.

COMMON STOCK

     As of September 30, 2003, there were 29,337,478 shares of our common stock outstanding. Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. However, our certificate of incorporation provides special voting requirements for certain matters that may be proposed to the stockholders, as described under "Other Anti-Takeover Provisions," below.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available for that purpose. In the event of a liquidation of Spartech, subject to the payment of or provision for all liabilities and any preferences that may be applicable to any outstanding preferred stock, the holders of common stock would be entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     Each share of common stock also entitles the holder, in certain events, to purchase one one-thousandth of a share of Class Z Preferred Stock and to exercise certain other rights, as described under "Rights Agreement," below.

PREFERRED STOCK

     Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that the board may determine include:

     - The designation of each series,

     - The number of shares of each series,

     - The rate of any dividends,

     - Whether any dividends will be cumulative or non-cumulative,

     - The amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Spartech,

     - The terms of any redemption,

     - The rights and terms of any conversion or exchange, and

     - Any voting rights.

     Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock or rights to purchase shares of preferred stock could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of the series to block the transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock.

RIGHTS AGREEMENT

     In April 2001, a special committee of our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The purchase rights are subject to the terms of a rights agreement between Spartech and Mellon Investor Services LLC, as rights agent.

     The rights agreement was designed to assist us in pursuing our long-term business strategies and enhancing stockholder value, by protecting our stockholders against unsolicited takeover efforts on unfavorable terms. In general terms, the rights agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock after the implementation of the rights agreement without the approval of the Board of Directors.

     The rights agreement attaches to each share of common stock one right that, if and when it becomes exercisable, would entitle the holder to purchase one one-thousandth of a share of Series Z Preferred Stock for $70.00. One one-thousandth of a share of Series Z Preferred Stock would give the holder approximately the same dividend, voting and liquidation rights as one share of common stock. The rights do not currently have any voting, dividend or liquidation rights. Currently, the rights are represented by the presently outstanding common stock, and no separate rights certificates have been or will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - 10 days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock; or

     - 10 days after any person or group begins, or announces an intention to make, a tender offer or exchange offer if as a result of the offer the person or group would own beneficially 15% or more of our outstanding common stock; however, our board of directors may extend this 10-day period before any person or group acquires beneficial ownership of 15% or more of our outstanding common stock.

     In addition, if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than the acquiring person or group) will become entitled to purchase for $70.00 per right shares of our common stock or common stock of a surviving corporation with a market value equal to $140.00. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire Spartech.

     The rights, which expire in April 2011, may be redeemed at the option of our board of directors at any time before a group or person acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, at a price of $.01 per right. After a person or group acquires beneficially 15% or more of our common stock but before the person or group owns 50% or more of our outstanding common stock, our board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, excluding rights held by the person or group with the 15% or greater ownership.

     Because Vita already beneficially owned more than 15% of our outstanding common stock on the date the plan was adopted, the rights agreement provides that the above provisions regarding persons or groups beneficially owning 15% or more of our common stock do not apply to Vita's ownership unless it acquires beneficial ownership of additional shares of common stock representing 1% or more of our common stock outstanding as of the date the rights agreement was announced. These provisions will continue to apply to Vita after the offering.

     The rights agreement may have the effect of delaying or preventing a change in control of Spartech, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our stockholders as determined by our board of directors. However, a stockholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our stockholders.

OTHER ANTI-TAKEOVER PROVISIONS

     In addition to the provisions of the rights agreement, some provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person or company to acquire Spartech by means of a tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors.

     Under our certificate of incorporation and bylaws, directors are divided into three classes, with only one-third of the directors elected each year, and directors may be removed only for cause. In addition, the following corporate actions must be approved both by stockholders owning at least 80% of our outstanding common stock and by stockholders owning a majority of the common stock that is not held by persons who beneficially own 10% or more of our outstanding common stock:

     - A change in the method for amending our bylaws,

     - A change in the classes, current qualifications or terms of office of our directors, or in the maximum or minimum size of our board of directors,

     - The removal of a director, or a change in the method of removing directors, or

     - A change in the method for filling vacancies on the board of directors.

     The following actions are also subject to the same special approval requirement unless our board of directors approves the action by the affirmative vote of at least 80% of the directors, by unanimous written consent, or before the other stockholder party to the transaction acquires its 10% beneficial ownership of our outstanding common stock:

     - A merger or consolidation of Spartech with a person that beneficially owns 10% or more of our outstanding common stock,

     - The sale, lease, exchange or other disposition of all or any substantial part of our assets to or with a person that beneficially owns 10% or more of our outstanding common stock, or

     - the issuance or transfer by Spartech or any of our subsidiaries of any securities of Spartech or any of our subsidiaries having total assets of $5,000,000 or more, to a person that beneficially owns 10% or more of our outstanding common stock, unless the issuance or transfer is in exchange for assets or securities having an aggregate fair market value of less than $1,000,000.

     These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is Mellon Investor Services LLC.

                              PLAN OF DISTRIBUTION

     We or the selling stockholder may sell or distribute some or all of our respective shares of common stock from time to time in one or more transactions:

     - Through agents;

     - To dealers or underwriters for resale;

     - Directly to purchasers; or

     - Through a combination of any of these methods of sale.

     In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our shares through any of these methods or other methods described in the applicable prospectus supplement.

     The common stock distributed by any of these methods may be sold to the public, in one or more transactions, either:

     - At a fixed price or prices, which may be changed;

     - At market prices prevailing at the time of sale;

     - At prices related to prevailing market prices; or

     - At negotiated prices.

     We or the selling stockholder may solicit offers to purchase shares of common stock directly from the public from time to time. We or the selling stockholder may also designate agents from time to time to solicit offers to purchase shares from the public on our behalf or on behalf of the selling stockholder. The prospectus supplement relating to any particular offering of shares will name any agents designated to solicit offers, and will include information about any commissions we or the selling stockholder may pay the agents, in that offering. Agents may be deemed to be "underwriters" as that term is defined in the Securities Act.

     From time to time, we or the selling stockholder may sell shares to one or more dealers acting as principals. The dealers, who may be deemed to be "underwriters" as that term is defined in the Securities Act, may then resell those shares to the public. Dealers who acquire shares as principals may resell those shares from time to time in transactions in the over-the-counter market, in negotiated transactions, or by a combination of those methods of sale or other methods of sale, which may involve crosses and block transactions.

     We or the selling stockholder may sell shares from time to time to one or more underwriters, who would purchase the shares as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we or the selling stockholder sell shares to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us or the selling stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agents. Underwriters may resell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we or the selling stockholder pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of shares.

     If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

     We or the selling stockholder may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers' obligations, and will include any required information about commissions we or the selling stockholder may pay for soliciting these contracts.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us or the selling stockholder, to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Certain of any such underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

     Any common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance in the case of common stock sold by us.

     Some of the selling stockholder's shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements for the year ended November 2, 2002 appearing in our Annual Report on Form 10-K for the year ended November 2, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated financial statements for each of the two years in the period ended November 3, 2001 appearing in our Annual Report on Form 10-K for the year ended November 2, 2002, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     For further information about the consolidated financial statements of Spartech audited by Arthur Andersen LLP, please refer to the "Risk Factors"
section in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for further information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

     We incorporate by reference the following documents filed with the SEC and any documents we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Our annual report on Form 10-K for the year ended November 2, 2002,

     - Our quarterly reports on Form 10-Q for the quarters ended February 1, 2003, May 3, 2003 and August 2, 2003,

     - The description of our common stock set out in our amended registration statement on Form 8-A, filed on May 17, 1999, and

     - The description of the Series Z Preferred Stock Purchase Rights attached to our common stock set out in our registration statement on Form 8-A, filed on April 5, 2001.

     You may request a copy of these filings, at no cost, by contacting us at:

        Spartech Corporation
        120 South Central Avenue, Suite 1700
        Clayton, Missouri 63105
        Attention: Secretary

     Our telephone number for copy requests is (314) 721-4242.

                 RECONCILIATION OF A NON-GAAP FINANCIAL MEASURE

     We report our financial results in accordance with generally accepted accounting principles, or GAAP. However, we believe that certain non-GAAP financial measures may provide users of our financial information with additional meaningful comparisons of historical results. Certain information contained in our annual report on Form 10-K for the year ended November 2, 2002 which is incorporated by reference in this prospectus may constitute non-GAAP financial measures as defined in Item 10(e) of the SEC's Regulation S-K.

     We disclosed our ratio of total debt to total capitalization in the eleven-year summary appearing on pages 34 and 35 of our 2002 Annual Report to Shareholders, which is incorporated by reference in our 2002 annual report on Form 10-K. We use this ratio as a measure of our capitalization mix between equity and debt and our borrowing availability. The following table reconciles the non-GAAP ratio of total debt to total capitalization to the most directly comparable GAAP ratio of total debt to total debt and shareholders' equity:

                                                          FISCAL YEAR(A)
                                             -----------------------------------------
                                               2002       2001       2000       1999
                                             --------   --------   --------   --------
NON-GAAP RATIO:
Total Debt.................................  $238,332   $288,714   $352,845   $230,309
Convertible Preferred Securities...........   150,000    150,000    150,000     50,000
Total Shareholders' Equity.................   290,698    216,546    211,022    190,042
                                             --------   --------   --------   --------
  Total Capitalization.....................  $679,030   $655,260   $713,867   $470,351
                                             ========   ========   ========   ========
     Total Debt to Total Capitalization....      35.1%      44.1%      49.4%      49.0%
                                             ========   ========   ========   ========
MOST DIRECTLY COMPARABLE GAAP RATIO:
Total Debt.................................  $238,332   $288,714   $352,845   $230,309
Total Shareholders' Equity.................   290,698    216,546    211,022    190,042
                                             --------   --------   --------   --------
  Total Debt and Shareholders' Equity......  $529,030   $505,260   $563,867   $420,351
                                             ========   ========   ========   ========
     Total Debt to Total Debt and
       Shareholders' Equity................      45.1%      57.1%      62.6%      54.8%
                                             ========   ========   ========   ========

---------------

(a) There was no difference between these ratios prior to 1999 because we had no convertible preferred securities prior to 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an estimate of expenses, other than underwriting discounts and commissions, to be incurred in connection with the offering of the securities registered under this registration statement:

SEC Registration Fee........................................  $ 12,751
National Association of Securities Dealers, Inc. Fee........         0
New York Stock Exchange Listing Fee.........................    21,000
Printing Expenses...........................................   150,000
Legal Fees and Expenses.....................................    75,000
Auditors' Fees and Expenses.................................   125,000
Transfer Agent and Registrar Fees...........................     7,500
Miscellaneous Expenses......................................    33,749
                                                              --------
  Total.....................................................  $425,000
                                                              ========

     The above expenses will be allocated among the registrant and the selling stockholder in proportion to the number of shares sold by each in the offering; except that the registrant will pay all of the fees and expenses of its transfer agent and registrar, the cost of preparing stock certificates, and any other expenses incident to the performance of the registrant's obligations in connection with the offering which are not specifically described above; the selling stockholder will pay the fees and expenses of its legal counsel and any other expenses incident to the performance of the selling stockholder's obligations in connection with the offering which are not specifically described above; and except in certain events, the underwriters will pay all of their expenses in connection with the offering, including the fees and expenses of their legal counsel and any advertising costs.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     Section Eighth of the registrant's Restated Certificate of Incorporation provides for indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

     The registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the registrant's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the registrant.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

     A list of exhibits is set forth in the Exhibit Index appearing on page II-6 and is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undertaking required by Item 512(h) of Regulation S-K is set forth in the last paragraph of Item 15 above.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Clayton, State of Missouri, on October 8, 2003.

                                          SPARTECH CORPORATION

                                          By:    /s/ BRADLEY B. BUECHLER
                                            ------------------------------------
                                                    Bradley B. Buechler
                                              Chairman of the Board, President
                                                and Chief Executive Officer

     Each person whose signature appears below hereby constitutes and appoints Bradley B. Buechler and Randy C. Martin, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement registering additional securities pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                TITLE                    DATE SIGNED
              ---------                                -----                    -----------

       /s/ BRADLEY B. BUECHLER           Chairman of the Board, President,    October 8, 2003
--------------------------------------      Chief Executive Officer and
         Bradley B. Buechler               Director (Principal Executive
                                                      Officer)


         /s/ RANDY C. MARTIN              Executive Vice President, Chief     October 8, 2003
--------------------------------------     Financial Officer and Director
           Randy C. Martin                    (Principal Financial and
                                                Accounting Officer)


          /s/ RALPH B. ANDY                           Director                October 9, 2003
--------------------------------------
            Ralph B. Andy


        /s/ LLOYD E. CAMPBELL                         Director                October 8, 2003
--------------------------------------
          Lloyd E. Campbell


         /s/ WALTER J. KLEIN                          Director                October 9, 2003
--------------------------------------
           Walter J. Klein


        /s/ CALVIN J. O'CONNOR                        Director                October 9, 2003
--------------------------------------
          Calvin J. O'Connor


       /s/ JACKSON W. ROBINSON                        Director                October 9, 2003
--------------------------------------
         Jackson W. Robinson


       /s/ RICHARD B. SCHERRER                        Director                October 9, 2003
--------------------------------------
         Richard B. Scherrer


        /s/ CRAIG A. WOLFANGER                        Director                October 9, 2003
--------------------------------------
          Craig A. Wolfanger

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                              DESCRIPTION
  -------                              -----------
     1.1       Form of Underwriting Agreement for offering of common stock by the registrant
     1.2       Form of Underwriting Agreement for offering of common stock
               (i) by the selling stockholder or (ii) by the registrant and the selling stockholder
     4.1       Restated Certificate of Incorporation of registrant,
               incorporated by reference to Exhibit 3.1 to the registrant's
               Registration Statement on Form S-8 (No. 333-60381), filed on
               July 31, 1998
     4.2       By-Laws of registrant, as amended
     4.3       Rights Agreement between registrant and Mellon Investor
               Services LLC dated April 2, 2001, incorporated by reference to Exhibit 99.1 to the registrant's Form 8-K dated April 5,
               2001
     5.1       Legal opinion of Armstrong Teasdale LLP, counsel for
               registrant, regarding legality of shares being registered
    23.1       Consent of Ernst & Young LLP, independent auditors
    23.2       Information Regarding Consent of Arthur Andersen LLP
    23.3       Consent of Armstrong Teasdale LLP, counsel for registrant
               (included in Exhibit 5.1)
    24.1       Powers of Attorney of Directors (included on Page II-5)